------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0104
                                                  Expires:     January 31, 2005
                                                  Estimated average burden
                                                  hours per response ....... 0.5
                                                  ------------------------------

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    FILED PURSUANT TO SECTION 16(a) OF THE SECURITIES EXCHANGE ACT OF 1934,
       SECTION 17(a) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 OR
               SECTION 30(h) OF THE INVESTMENT COMPANY ACT OF 1940

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   O'Toole              Terence                    M.
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   c/o Goldman, Sachs & Co.
   85 Broad Street
--------------------------------------------------------------------------------
   (Street)

   New York             New York                10004
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

   1/3/03
================================================================================
3. IRS or Identification Number of Reporting Person, if an entity (voluntary)


================================================================================
4. Issuer Name AND Ticker or Trading Symbol

   R.H. Donnelley Corporation (NYSE: RHD)
================================================================================
5 Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   [ X ]   Form Filed by One Reporting Person
   [   ]   Form Filed by More than One Reporting Person

================================================================================
             TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $1.00            58                          I(1)                 (1)
per share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

              TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
         (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
              DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
1. Title of Derivative   Date       Expira-                                Number           Price of       Indirect       Beneficial
   Security              Exer-      tion                                   of               Derivative     (I)            Ownership
   (Instr. 4)            cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Convertible Cumulative   (1)Immed   (2)             Common Stock, par      8,341,119     (2)            I(1)           (1)
Preferred Stock                                     value $1.00 per        (1)
                                                    share
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase     (1)Immed   (3)             Common Stock, par      577,500       $26.28(3)      I(1)           (1)
Common Stock                                        value $1.00 per
                                                    share
------------------------------------------------------------------------------------------------------------------------------------
Warrants to purchase     (1)Immed   (4)             Common Stock, par      1,072,500     $28.62(4)      I(1)           (1)
Common Stock                                        value $1.00 per
                                                    share
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:


See attached pages



    /s/ Roger S. Begelman                                    January 7, 2003
---------------------------------------------            -----------------------
       ** Signature of Reporting Person                         Date

*      If the form is filed by more than one reporting person, see
       Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See instruction 6 for procedure.

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

Item 1:  Terence M. O'Toole
         Goldman, Sachs & Co.
         85 Broad Street
         New York, NY 10004
Item 2:  January 3, 2003
Item 4:  R.H. Donnelley Corporation (NYSE: RHD)


Explanation of Responses:

(1) The Reporting Person is a managing director of Goldman, Sachs & Co. ("Goldman Sachs"). Goldman Sachs is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). The Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of his pecuniary interest therein, if any. As of January 3, 2003, Goldman Sachs and GS Group may be deemed to own beneficially and indirectly in the aggregate 9,991,119 shares of common stock (the "Common Stock"), par value $1.00 per share of R.H. Donnelley Corporation (the "Company"), consisting of 200,604 shares of Convertible Cumulative Preferred Stock of the Company (the "Preferred Stock") which are convertible into 8,341,119 shares of Common Stock and warrants to purchase 1,650,000 shares of Common Stock, through certain investment partnerships and limited liability companies (collectively, the "Funds") of which Goldman Sachs or affiliates of Goldman Sachs and GS Group are the general partner, managing general partner, managing partner, managing member, manager or investment manager. The securities reported herein as owned indirectly by the Reporting Person are owned by the Funds. The number of shares of Common Stock underlying the Convertible Cumulative Preferred Stock increases as dividends accumulate on the Convertible Cumulative Preferred Stock. As of January 3, 2003, Goldman Sachs may also be deemed to own beneficially and directly and GS Group may be deemed to own beneficially and indirectly 58 shares of Common Stock. Goldman Sachs also has open short positions of 3,415 shares of Common Stock.

(2) Each share of Convertible Cumulative Preferred Stock is convertible at any time at the option of the holder into a number of fully paid and nonassessable shares of Common Stock equal to $1,000 for each share of Convertible Cumulative Preferred Stock outstanding, plus an amount equal to all accrued but unpaid dividends thereon as of the date of conversion, divided by $24.05. The Certificate of Designations governing the Convertible Cumulative Preferred Stock contains customary anti-dilution protection for the shares of Preferred Stock. The Convertible Cumulative Preferred Stock may be redeemed by R.H. Donnelley Corporation, at its option, at any time after January 3, 2013.

(3) The warrants are exercisable, in whole or in part, at any time on or prior to January 3, 2008. The warrants contain customary anti-dilution protection.

(4) The warrants are exercisable, in whole or in part, at any time on or prior to January 3, 2008. The warrants contain customary anti-dilution protection.

                             Page 3 of 4 Pages

Item 1:  Terence M. O'Toole
         Goldman, Sachs & Co.
         85 Broad Street
         New York, NY 10004
Item 2:  January 3, 2003
Item 4:  R.H. Donnelley Corporation (NYSE: RHD)

                             POWER OF ATTORNEY

The undersigned does hereby appoint Hans L. Reich and Roger S. Begelman his true and lawful attorneys, and each of them his true and lawful attorney, with power to act without the other, and with full power of substitution and resubstitution, to execute for his and in his name any Initial Statement of Beneficial Ownership of Securities on Form 3, any Statement of Changes in Beneficial Ownership on Form 4 and any Annual Statement of Changes in Beneficial Ownership on Form 5, or any similar or successor form, which may be required to be filed by him with the Securities and Exchange Commission and any and all instruments necessary or incidental therewith, hereby granting unto said attorneys and each of them full power and authority to do and perform in the name and on behalf of the undersigned, and in any and all capacities, every act and thing whatsoever required or necessary to be done in and about the premises, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and approving the act of said attorneys and each of them.

     This power of attorney shall not be affected by the subsequent disability or incompetence of the principal. This power of attorney shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

     In witness thereof the undersigned hereunto signed his name this 7th day of December 2000.

                                        /s/ Terence M. O'Toole
                                        ----------------------
                                        Terence M. O'Toole

                             Page 4 of 4 Pages